SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              RESPONSE USA, INC.
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.009 PER SHARE
                         (Title of Class of Securities)

                                    761235506
                                 (CUSIP Number)

                                 JEFFREY QUEEN
                                770 YAMATO ROAD
                                   SUITE 350
                              BOCA RATON, FLORIDA
                                     33431
                               TEL: 800-326-1122


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               JANUARY 11, 2000
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------------------------------------------------------------------
CUSIP No. 761235506                           13D                                     Page 2  of 33 Pages
---------------------------------------------------------------------------------------------------------

-------- ------------------------------------------------------------------------------------------------

1        Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Jeffrey Queen.

-------- ------------------------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group                         (a)  [X]
         (See Instructions)                                                       (b)  [ ]

-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
3        SEC Use Only


-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         OO
         See Item 3 below.

-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

         Not Applicable.

-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         United States of America.

-------- ------------------------------------------------------------------------------------------------
-------- -------------------- ---------------------------------------------------------------------------
             Number of               7      Sole Voting Power

              Shares                        476,035
                                     ------ -------------------------------------------------------------
                                     ------ -------------------------------------------------------------
                                     8      Shared Voting Power
           Beneficially
                                            None.
             Owned by
                                     ------ -------------------------------------------------------------
                                     ------ -------------------------------------------------------------
                                     9      Sole Dispositive Power
               Each
                                            476,035
                                     ------ -------------------------------------------------------------
                                     ------ -------------------------------------------------------------
             Reporting               10     Shared Dispositive Power

            Person With                     None.
-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
11                    Aggregate Amount Beneficially Owned by Each Reporting Person

                      1,442,106.  See Item 5.

-------- -------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------
12                    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

                      (See Instructions)

-------- -------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------
13                    Percent of Class Represented by Amount in Row (11)

                      Approximately 19.5%.  See Item 5.

-------- -------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------
14                    Type of Reporting Person (See Instructions)

                      IN

-------- -------------------------------------------------------------------------------------------------





---------------------------------------------------------------------------------------------------------
CUSIP No. 761235506                           13D                                     Page 3  of 33 Pages
---------------------------------------------------------------------------------------------------------

-------- ------------------------------------------------------------------------------------------------

1        Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Andrew Queen.

-------- ------------------------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group                         (a)  [X]
         (See Instructions)                                                       (b)  [ ]

-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
3        SEC Use Only


-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         OO
         See Item 3 below.

-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

         Not Applicable.

-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         United States of America.

-------- ------------------------------------------------------------------------------------------------
-------- -------------------- ---------------------------------------------------------------------------
             Number of               7      Sole Voting Power

              Shares                        483,035
                                     ------ -------------------------------------------------------------
                                     ------ -------------------------------------------------------------
                                     8      Shared Voting Power
           Beneficially
                                            None.
             Owned by
                                     ------ -------------------------------------------------------------
                                     ------ -------------------------------------------------------------
                                     9      Sole Dispositive Power
               Each
                                            483,035
                                     ------ -------------------------------------------------------------
                                     ------ -------------------------------------------------------------
             Reporting               10     Shared Dispositive Power

            Person With                     None.
-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
11                    Aggregate Amount Beneficially Owned by Each Reporting Person

                      1,442,106.  See Item 5.

-------- -------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------
12                    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

                      (See Instructions)

-------- -------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------
13                    Percent of Class Represented by Amount in Row (11)

                      Approximately 19.5%.  See Item 5.

-------- -------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------
14                    Type of Reporting Person (See Instructions)

                      IN

-------- -------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------
CUSIP No. 761235506                           13D                                     Page 4  of 33 Pages
---------------------------------------------------------------------------------------------------------

-------- ------------------------------------------------------------------------------------------------

1        Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Jeffrey Queeen and Andrew Queen Irrevocable Trust U/A January 2, 1998 (the "Trust").

-------- ------------------------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group                         (a)  [X]
         (See Instructions)                                                       (b)  [ ]

-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
3        SEC Use Only


-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         OO
         See Item 3 below.

-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

         Not Applicable.

-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         The Trust does not have a place of organization.

-------- ------------------------------------------------------------------------------------------------
-------- -------------------- ---------------------------------------------------------------------------
             Number of               7      Sole Voting Power

              Shares                        483,036
                                     ------ -------------------------------------------------------------
                                     ------ -------------------------------------------------------------
                                     8      Shared Voting Power
           Beneficially
                                            None.
             Owned by
                                     ------ -------------------------------------------------------------
                                     ------ -------------------------------------------------------------
                                     9      Sole Dispositive Power
               Each
                                            483,036
                                     ------ -------------------------------------------------------------
                                     ------ -------------------------------------------------------------
             Reporting               10     Shared Dispositive Power

            Person With                     None.
-------- ------------------------------------------------------------------------------------------------
-------- ------------------------------------------------------------------------------------------------
11                    Aggregate Amount Beneficially Owned by Each Reporting Person

                      1,442,106.  See Item 5.

-------- -------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------
12                    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

                      (See Instructions)

-------- -------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------
13                    Percent of Class Represented by Amount in Row (11)

                      Approximately 19.5%.  See Item 5.

-------- -------------------------------------------------------------------------------------------------
-------- -------------------------------------------------------------------------------------------------
14                    Type of Reporting Person (See Instructions)

                      00

-------- -------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Schedule 13D)" relates to the Common Stock, par value $0.008 per share (the "Common Stock"), of Response USA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3 Executive Campus, 2nd Floor South, Cherry Hill, New Jersey 08002.

Item 2.  Identity and Background.

         This Schedule 13D is being filed by each of Jeffrey Queen, Andrew Queen and the Trust, as a group. Jeffrey Queen, Andrew Queen and the Trust are sometimes referred to collectively as the "Reporting Persons" and individually as a "Reporting Person."

         Jeffrey Queen

         (a)         Jeffrey Queen.

         (b) Jeffrey Queen's business address is 777 Yamato Road, Suite 350, Boca Raton, Florida 33431.

         (c) Jeffrey Queen's principal employment is President of the Issuer, whose address is set forth in Item 1 above.

         (d)and(e) During the last five (5) years, Jeffrey Queen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)         Jeffrey Queen is a citizen of the United States of America.

         Andrew Queen

         (a)         Andrew Queen.

         (b) Andrew Queen's business address is 777 Yamato Road, Suite 350, Boca Raton, Florida 33431.

         (c) Andrew Queen's principal employment is Chief Operating Officer of the Issuer, whose address is set forth in Item 1 above.

         (d)and(e) During the last five (5) years, Andrew Queen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)         Andrew Queen is a citizen of the United States of America.

         Trust

         (a) Jeffrey Queen and Andrew Queen Irrevocable Trust U/A January 2, 1998. The Trust does not have a place of organization.

         (b)         The  Trust's  address  is  6026 NW 30th  Way,  Boca  Raton,
                     Florida 33496.

         (c)         N/A.

         (d) and (e) During  the last  five (5)  years,  the  Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)         N/A.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons now hold 214,137 shares of Common Stock, in the aggregate (of which Jeffrey Queen holds 66,712 shares, Andrew Queen holds 73,712 shares and the Trust holds 73,713 shares), issued to them as partial consideration for the sale of Health Watch, Inc., a Florida corporation (such shares collectively, the "Original Shares"). The Original Shares were issued to the Reporting Persons pursuant to a Stock Purchase Agreement, dated as of September 16, 1998, among the Issuer and each Reporting Person (the "Purchase Agreement"). The Purchase Agreement has been filed as Exhibit 1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 6, 1998 and is incorporated by reference in this Schedule 13D, as provided in
         Item 7 below.

         Pursuant to a Settlement Agreement, dated January 11, 2000, among the Issuer and each Reporting Person (the "Settlement Agreement"), the Issuer agreed to issue 1,227,969 shares of Common Stock, in the aggregate, to the Reporting Persons (such shares, collectively the "Settlement Shares"). On January 13, 2000, the Issuer issued to each Reporting Person such Reporting Person's pro rata share of the Settlement Shares (409,323 shares of Common Stock to each Reporting Person). The Settlement Agreement has been filed as Exhibit 1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 21, 2000 and is incorporated by reference in this Schedule 13D, as provided in Item 7 below.

         The Original Shares and the Settlement Shares are sometimes referred to collectively as the "Shares."

         No loans were incurred to purchase any of the Shares.

Item 4.  Purpose of Transaction.

         All of the Shares have been acquired for investment and not for the purpose of acquiring control of the Issuer.

         Pursuant to Section 2(b) of the Settlement Agreement, the Reporting Persons have agreed not to offer, pledge, sell, transfer, assign, contract to sell, grant any option for the sale of, or otherwise dispose of, directly, or indirectly (each a "Transfer"), the Settlement Shares during the period commencing on January 11, 2000 and ending on the earliest to occur of (the "Standstill Period") (a) January 11, 2002, or (b) a "Standstill Termination Event" (as defined below). The occurrence of any of the following events constitutes a "Standstill Termination Event," unless the prior written waiver thereof has been obtained by the Issuer from Jeffrey Queen and Andrew Queen:

         1. Richard M. Brooks shall cease to be and act as Chairman of the Board of Directors of the Issuer.

         2. The Issuer shall enter into any merger, consolidation or other similar agreement or shall transfer, dispose of all or any substantial portion of its assets or enter into any agreement with respect to any of the foregoing, it being understood that this restriction shall not apply to transfers of receivables and contract rights to an affiliate of the Issuer as contemplated by the Issuer's existing financing agreements.

         3. The Issuer shall make any material acquisition which shall require incurring additional material indebtedness of the Issuer, or amend its Certificate of Incorporation, although the filing of a certificate of designation with respect to its preferred stock shall be permitted subject to the restrictions on issuance of capital stock set forth in clause 5 below.

         4. The Issuer shall cease to maintain in good standing its status as an issuer of securities registered under Section 12 of Securities and Exchange Act of 1934 and being current in its filings under said Act.

         5. The Issuer shall issue or agree to issue any common stock or options or warrants or similar rights to acquire common stock, or any other capital stock of the Issuer other than (w) the issuance of common stock pursuant to the exercise of stock options presently issued and outstanding, (x) the issuance of up to 20,000 options per year to each outside director of the Issuer as previously approved by the Issuer's stockholders, (y) the issuance at not less than market value of either common stock options or common stock to Richard M. Brooks with respect to not more than 350,000 shares of common stock of the Issuer, in the aggregate since December 15, 1999, or (z) the issuance of common stock of the Issuer pursuant to the existing terms of binding contractual obligations previously entered into by the Issuer which are described in footnote 7 of the quarterly financial statements included in the Issuer's Form 10QSB for the quarter ending September 30, 1999 filed with the Securities and Exchange Commission on November 19, 1999 (and incorporated by reference in this Schedule 13D, as provided in Item 7 below), provided, however, that the restriction on the issuance of capital stock to non-employee, non-affiliate third parties shall not apply after the payment of the amount due with respect to the June 30, 2000 "Make-Up Date" (as defined in Section 2.6(a) of the Purchase Agreement) if the Issuer does not deliver any "Make-Up Stock" (as defined in Section 2.6(a) of the Purchase Agreement) as part of such payment.

         6. The Issuer shall reprice or enter into any agreement to reprice or amend any material provisions of any stock option or other employee benefit plan of the Issuer.

         7. The Issuer or any of its  affiliates  shall,  directly or indirectly
            (i) purchase or agree to purchase any of the Issuer's common stock, preferred stock or any other securities, or, (ii) during the thirty
            (30) day period preceding the delivery of any Make-Up Stock, encourage or solicit other persons to purchase common stock of the Issuer, provided that customary press releases, SEC filings and investor relation activities shall be permitted during such thirty
            (30) day period.

         8. There shall occur any breach or default on the part of the Issuer under any material representation, warranty or agreement made by the Issuer in the Settlement Agreement, provided, however, that if such breach or default can be cured, the same shall continue uncured for thirty (30) days following receipt of written notice of such breach or default.

         Pursuant to Section 2.6(b) of the Settlement Agreement, the Reporting Persons have agreed not to Transfer the Original Shares until the earliest to occur of (a) July 10, 2000, or (b) a Standstill Termination Event, however, if the payment due with respect to the June 30, 2000 Make-Up Date (which payment is due on July 10, 2000 (the "July Payment")) is paid in cash then the Reporting Persons will not Transfer the Original Shares until termination of the Standstill Period.

         Section 2.6(b) of the Purchase Agreement provides that the Reporting Persons have the right to designate one member of the Issuer's board of directors, which right has not currently been exercised by the Reporting Persons but, as provided in Section 2(c) of the Settlement Agreement, is available for exercise. Pursuant to Section 2(c) of the Settlement Agreement, the Issuer and each Reporting Person have agreed that the number of directors of the Issuer's board of directors shall not exceed five (one of whom shall be Richard M. Brooks) during the period commencing on January 11, 2000 until receipt of the July Payment. Section 2(c) of the Settlement Agreement further provides that if any Make-Up Stock is issued to the Reporting Persons with respect to the July Payment, the Reporting Persons will have the right to designate a total of three members of the Issuer's board of directors; provided that the number of members of such board following such designation shall then consist of not more than seven members (one of whom shall be Richard M. Brooks) until termination of the Standstill Period.

         The Purchase Agreement and the Settlement Agreement provide for the possibility of additional shares of Make-Up Stock to be issued to the Reporting Persons under certain conditions. Make-Up Stock is Common Stock of the Issuer that may be issued by the Issuer to the Reporting Persons, in lieu of cash, upon the occurrence of certain events.

         Although none of the Reporting Persons has formulated any definitive plans, a Reporting Person may from time to time acquire, or dispose of, shares of Common Stock and/or other securities of the Issuer if and when such Reporting Person deems it appropriate. Any decision of a Reporting Person either to purchase additional shares of Common Stock or to dispose of any shares of Common Stock may take into account various factors, including general economic conditions, stock market conditions and developments concerning the Issuer. A Reporting Person may also formulate other purposes, plans or proposals relating to the securities of the Issuer to the extent deemed advisable in light of market conditions and other factors it deems relevant.

         Except as indicated above or elsewhere herein, no Reporting Person has any present plans or proposals (although it reserves the right to develop such plans or proposals in the future) which relate to or would result in:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e)  Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

               (a) Each Reporting Person is the beneficial owner of 1,442,106 shares of Common Stock, representing approximately 19.5% of the outstanding shares of Common Stock, based on 6,170,701 shares of Common Stock outstanding as of January 10, 2000 plus the Settlement Shares issued on January 13, 2000.

               (b)  Jeffrey  Queen  has the sole  power to vote and  direct  the vote, and the sole power to dispose and direct the disposition of, 476,035 shares of Common Stock (the "Jeffrey Queen Shares"). Andrew Queen has the sole power to vote and direct the vote, and the sole power to dispose and direct the disposition of, 483,035 shares of Common Stock (the "Andrew Queen Shares"). The Trust has the sole power to vote and direct the vote, and the sole power to dispose and direct the disposition of, 483,036 shares of Common Stock (the "Trust Shares"). Lorence Queen and Linda Queen are the only trustees under the Jeffrey Queen and Andrew Queen Irrevocable Trust Agreement, dated January 2, 1998 (the "Trust Agreement") (in such capacity, each a "Trustee"). The Trust Agreement provides that either Trustee may, if such Trustee so desires, act alone as Trustee in exercising any or all of the administrative powers set forth in such Agreement. Except as provided in the immediately preceding sentence, no Reporting Person shares the power to vote or direct the vote, or shares the power to dispose or direct the disposition of, any shares of Common Stock.

               (c)

--------------- --------------- -------------------- ------------- ----------------------
  Seller        Date of Sale       Number of Shares     Price      Type of
                                   of Common Stock       Per       Transaction
                                        Sold            Share
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Jeffrey Queen   12/3/99                 3,500          $15/16      Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Jeffrey Queen   12/8/99                 3,500          $31/32      Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Jeffrey Queen   12/13/99                3,500          $1.00       Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Jeffrey Queen   12/28/99                3,500          $13/16      Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Jeffrey Queen   12/31/99                3,500          $1.00       Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Jeffrey Queen   1/5/00                  3,500          $1.00       Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Jeffrey Queen   1/10/00                 3,500          $1 1/16     Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Andrew Queen    12/6/99                 3,500          $29/32      Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Andrew Queen    12/9/99                 3,500          $27/32      Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Andrew Queen    12/14/99                3,500          $1.00       Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Andrew Queen    12/29/99                3,500          $1 3/32     Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Andrew Queen    1/3/00                  3,500          $1.00       Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Andrew Queen    1/6/00                    500          $1 5/32     Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
Andrew Queen    1/6/00                  3,000          $1 1/8      Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
The Trust       12/7/99                 3,500          $29/32      Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
The Trust       12/10/99                3,500          $27/32      Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
The Trust       12/15/99                3,500          $31/32      Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
The Trust       12/30/99                3,500          $1 1/8      Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
The Trust       1/4/00                    900          $1 1/32     Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
The Trust       1/4/00                  2,600          $1.00       Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------
--------------- --------------- -------------------- ------------- ----------------------
The Trust       1/7/00                  3,500          $1 1/32     Open market
                                                                   transaction through
                                                                   a broker.
--------------- --------------- -------------------- ------------- ----------------------

                    Except as described in this clause (c), no transactions in the Common Stock were effected by any Reporting Person in the sixty day period preceding the date of this filing.

               (d) Jeffrey Queen has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the Jeffrey Queen Shares. Andrew Queen has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the Andrew Queen Shares. The Trust has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the Trust Shares.

               (e)  Not applicable.

Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of the Issuer.

         The Trust Agreement provides that either Trustee may, if such Trustee so desires, act alone as Trustee in exercising any or all of the administrative powers set forth in such Agreement.

         See also Item 4 above.

Item 7.  Material to be Filed as Exhibits.

         Exhibit I: Joint Filing Agreement and Power of Attorney, dated January 20, 2000, among the Reporting Persons.

         Exhibit II: Stock Purchase Agreement, dated as of September 16, 1998, among the Issuer and each Reporting Person (incorporated by reference to Exhibit 1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on October 6, 1998).

         Exhibit III: The Issuer's Form 10QSB for the quarter ending September 30, 1999 filed with the Securities and Exchange Commission on November 19, 1999 and incorporated by reference in this Schedule 13D.

         Exhibit IV: Settlement Agreement, dated as of January 11, 2000, among the Issuer and each Reporting Person (incorporated by reference to Exhibit 1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 21, 2000).

         Exhibit V: The Jeffrey Queen and Andrew Queen Irrevocable Trust Agreement, dated as of January 2, 1998.


                                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             January 20, 2000
                                             (Date)


                                             /s/ Jeffrey Queen
                                             -----------------------------------
                                                 Jeffrey Queen
                                             -----------------------------------
                                                 (Name)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             January 20, 2000
                                             (Date)


                                             /s/ Andrew Queen
                                             -----------------------------------
                                             (Signature)


                                             Andrew Queen
                                             -----------------------------------
                                             (Name)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             JEFFREY QUEEN AND ANDREW QUEEN
                                               IRREVOCABLE TRUST U/A
                                               JANUARY 2, 1998


                                             January 20, 2000
                                             (Date)


                                             /s/ Lorence Queen
                                             -----------------------------------
                                             (Signature)


                                             Lorence Queen, as Trustee
                                             -----------------------------------
                                             (Name)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             JEFFREY QUEEN AND ANDREW QUEEN
                                               IRREVOCABLE TRUST U/A
                                               JANUARY 2, 1998


                                             January 20, 2000
                                             (Date)


                                             /s/ Linda Queen
                                             -----------------------------------
                                             (Signature)


                                             Linda Queen, as Trustee
                                             -----------------------------------
                                             (Name)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit I


                  JOINT FILING AGREEMENT AND POWER OF ATTORNEY


     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned parties hereby agree that the Schedule 13D to which this Joint Filing Agreement and Power of Attorney is being filed as an
Exhibit shall be a joint statement filed on behalf of each of the undersigned with the Securities and Exchange Commission. The undersigned hereby agree that this Joint Filing Agreement and Power of Attorney may be filed as an Exhibit to such Schedule 13D. Each of the undersigned hereby appoints Jeffrey Queen and Andrew Queen, or either of them, as his/her/its true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, in any and all capacities, to sign any or all amendments to such
Schedule 13D and to file the same with the Securities and Exchange Commission, in each case for and in the name of the undersigned, in any and all capacities, and each of the undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done. This Joint Filing Agreement and Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


                                             January 20, 2000
                                             -----------------------------------
                                             (Date)


                                             /s/ Jeffrey Queen
                                             -----------------------------------
                                             (Signature)


                                             Jeffrey Queen
                                             -----------------------------------
                                             (Name)


                                             January 20, 2000
                                             -----------------------------------
                                             (Date)


                                             /s/ Andrew Queen
                                             -----------------------------------
                                             (Signature)


                                             Andrew Queen
                                             -----------------------------------
                                             (Name)

                                             JEFFREY QUEEN AND ANDREW QUEEN
                                              IRREVOCABLE TRUST U/A
                                              JANUARY 2, 1998


                                             January 20, 2000
                                             -----------------------------------
                                             (Date)


                                             /s/ Lorence Queen
                                             -----------------------------------
                                             (Signature)


                                             Lorence Queen, as Trustee
                                             -----------------------------------
                                             (Name)


                                             JEFFREY QUEEN AND ANDREW QUEEN
                                              IRREVOCABLE TRUST
                                             U/A JANUARY 2, 1998


                                             January 20, 2000
                                             -----------------------------------
                                             (Date)


                                             /s/ Linda Queen
                                             -----------------------------------
                                             (Signature)


                                             Linda Queen, as Trustee
                                             -----------------------------------
                                             (Name)

                                                                       Exhibit V


                                  JEFFREY QUEEN
                                       and
                                  ANDREW QUEEN
                                IRREVOCABLE TRUST
                                EIN: 65-6277084


     THIS AGREEMENT OF TRUST (hereinafter This Agreement) is made by and between JEFFREY QUEEN and ANDREW QUEEN, residents of the County of Palm Beach, State of Florida, hereinafter jointly referred to as "Settlor", and LORENCE QUEEN and LINDA QUEEN, hereinafter jointly referred to as "Trustee", for the benefit of those persons designated in This Agreement. The principal Trust created forthwith by This Agreement, as distinguished from possible future Separate Trusts, will be referred to hereinafter as This Trust.

                                    ARTICLE I

                             SUCCESSION OF TRUSTEES

     Section 1. LORENCE QUEEN and LINDA QUEEN shall be the initial Co-Trustees of This Trust, and of all other Trusts created hereunder. Either LORENCE QUEEN or LINDA QUEEN may, if they so desire, act alone as Trustee in exercising any or all of the administrative powers set forth hereunder.

     Section 2. Each child and each grandchild of a Settlor, upon attaining the age of thirty (30) years, shall have the right to elect in writing to act as sole Trustee of any Separate Trust established in his or her own name.

     Section  3.  When  the  term  Trustee  is  used  without   other  words  of
description, it shall refer to any Trustee or to all Trustees acting at the time the term is applied.

                                   ARTICLE II

                                     FUNDING

     Property which is acceptable to the Trustee may be transferred to the Trustee of This Trust by the Settlor or by others. Such transfers may be accomplished at any time by any instrument, including a last Will, revocable Living Trust or other like document.

                                   ARTICLE III

                                 IRREVOCABILITY

     This Agreement is irrevocable and may not be amended. The Settlor, under no circumstances, shall be entitled to exercise any control, in any manner, over This Agreement or any Trust created hereunder.

                                   ARTICLE IV

                                  BENEFICIARIES

     Section 1 The beneficiaries of This Trust for purposes of the distribution, withdrawal and remainder provisions hereinafter set forth are JASON QUEEN and JARED QUEEN, the living children of JEFFREY QUEEN. At the date of execution hereof there are no living children of ANDREW QUEEN. However, any child born to or legally adopted by either JEFFREY QUEEN or ANDREW QUEEN, subsequent to the date of This Agreement, shall also be deemed a beneficiary for purposes of the distribution, withdrawal and remainder provisions. In addition, any child born to or legally adopted by any child of JEFFREY QUEEN or ANDREW QUEEN (a grandchild of a Settlor), subsequent to the date of This Agreement, shall also be deemed a beneficiary for purposes of the distribution, withdrawal and remainder provisions. The rights of any such beneficiary who shall have predeceased either Settlor shall pass to the descendants of the deceased beneficiary pursuant to Articles V and VI hereof.

     Section 2 The Settlor has herein, pursuant to Articles V and VI, conferred upon LORENCE QUEEN and LINDA QUEEN, only certain limited lifetime rights in this Trust.

                                    ARTICLE V

                         IMMEDIATE RIGHTS OF WITHDRAWAL

     Following each contribution to This Trust, for which contribution the contributor availed himself or herself of the Gift Tax exclusion available to the contributor pursuant to Section 2503(b) of the Code, then, notwithstanding any other provision of This Agreement, each beneficiary for whom a contribution is designated shall have the absolute right, at all times during the one (1) month period commencing on the date of receipt of written notice to said beneficiary of the contribution, to withdraw from the contribution thus made to This Trust for said beneficiary, in cash or royalty, as determined by the Trustee, an amount (hereinafter the "Contribution Withdrawal Amount") equal to the lesser of: the beneficiary's pro rata share of the entire contribution to the Trust; or a portion of the contribution having a fair market value equal to the amount specified for the gift tax exclusion in Section 2503(b) of the Code. Said rights of withdrawal shall be subject to the following terms and conditions:

          (a) If the Contribution Withdrawal Amount exceeds the amount provided for under Section 2514(e) of the Code, then, such beneficiary shall continue to have the right to withdraw the amount of such excess (hereinafter the Accumulation Withdrawal Amount). The Accumulation Withdrawal Amount may increase in any subsequent year during which a contribution to This Trust is made or it may decrease pursuant to the provisions of the following sub-section (b).

          (b) The power to withdraw the Accumulation Withdrawal Amount in any succeeding calendar year shall lapse to the extent that the amount provided for under Section 2514(e) of the Code exceeds the Contribution Withdrawal Amount in such year. If no contribution is made to the Trust during such year, the power to withdraw the Accumulation Withdrawal Amount shall lapse on December 1 to the extent of the amount set forth in Section 2514(e) of the Code on December 1 of such year.

          (c) Each such right of withdrawal shall be exercised only by a written instrument, executed by the beneficiary possessing such right, delivered to the Trustee during the one (1) month period commencing on the date of receipt of written notice by said beneficiary of the contribution to This Trust. If, in the opinion of the Trustee, a beneficiary is under a disability of any nature, the Trustee, in the exercise of its discretion, may require that the right of withdrawal be exercised by written instrument executed by the guardian of the beneficiary. However, in no event shall the Settlor exercise such right of withdrawal on behalf of any beneficiary.

          (d) In the event that the death of any beneficiary occurs prior to the termination of this Trust, then, the amount of property represented by the Accumulation Withdrawal Amount of said beneficiary (and credited to said beneficiary's account) shall be paid as said beneficiary may appoint by said beneficiary's Last Will and Testament. In default of the exercise of such general power of appointment, said property shall remain within This Trust as a part of the corpus hereof.

                                   ARTICLE VI

                               TRUST DISTRIBUTIONS

     Section 1 During the entire lifetime of LORENCE QUEEN and LINDA QUEEN, the Trustee shall distribute so much of the income and/or principal of the Trust to or for the benefit of LORENCE QUEEN and LINDA QUEEN and the beneficiaries pursuant to Section 1 of Article IV, as the Trustee in the Trustee's sole and absolute discretion may determine, limited to such beneficiaries' health, support, maintenance and education. In no event shall any distribution from this Trust in any way be deemed to discharge a support obligation which may be required of a Trustee to any beneficiary hereunder. Any undistributed income shall be periodically added to principal. Distributions from the Trust shall be made first from current income, then from income previously earned but undistributed, and then from principal.

          (b) In any calendar year, LORENCE QUEEN may, by written request to the Trustee, withdraw from the principal of the Trust amounts up to Five Thousand ($5,000.00) Dollars in the aggregate. In addition, by making a written request to the Trustee during any particular calendar year, LORENCE QUEEN may withdraw the amount by which five (5%) percent of the fair market value of the Trust principal as of the last day of such year exceeds the amount withdrawn during the entire year, and the Trustee shall make such distribution within a reasonable time after the close of the year. The right of withdrawal given to LORENCE QUEEN in this subsection shall be non-cumulative and may not be exercised by any other person for LORENCE QUEEN.

          (c) In any calendar year, LINDA QUEEN may, by written request to the Trustee, withdraw from the principal of the Trust amounts up to Five Thousand ($5,000.00) Dollars in the aggregate. In addition, by making a written request to the Trustee during any particular calendar year, LINDA QUEEN may withdraw the amount by which five (5%) percent of the fair market value of the Trust principal as of the last day of such year exceeds the amount withdrawn during the entire year, and the Trustee shall make such distribution within a reasonable time after the close of the year. The right of withdrawal given to LINDA QUEEN in this subsection shall be non-cumulative and may not be exercised by any other person for LINDA QUEEN.

          (d) After the death of the last to die of LORENCE QUEEN and LINDA QUEEN, the Trustee shall pay over the Trust corpus, as the survivor of LORENCE QUEEN and LINDA QUEEN shall have appointed in writing. The right to make appointment hereunder shall include the ability to appoint income and/or corpus and to direct the timing of distributions and the right to select Trustees as may be appropriate. The power of appointment granted hereunder shall be a Special, rather than a General, power of appointment, as the survivor of LORENCE QUEEN and LINDA QUEEN shall not appoint the property to himself or herself, his or her estate, his or her creditors or the creditors of his or her estate.

          (e) Upon the death of the survivor of LORENCE QUEEN and LINDA QUEEN, and if the survivor of them has failed to exercise the Special power of appointment afforded the survivor of them, or insofar as such appointment shall be void or shall not take effect, the Trustee shall divide the remaining Trust estate into separate, not necessarily equal shares, per stirpes, one share for each living child of JEFFREY QUEEN or ANDREW QUEEN, and one share for each deceased child of JEFFREY QUEEN or ANDREW QUEEN with then living issue. Each share established for a living child of JEFFREY QUEEN or ANDREW QUEEN shall constitute a Separate Trust to be held, administered and distributed as hereinafter set forth in Section 2 of this Article. The share of any deceased child of JEFFREY QUEEN or ANDREW QUEEN with then living issue shall be further divided into sub-portions, by allocation, per stirpes, among the then surviving issue of said deceased child (whom said issue represent) said deceased child to be the stock. Each sub-portion shall constitute a Separate Trust to be held, administered and distributed as hereinafter set forth in Section 3 of this Article. To facilitate identification, Trustee shall designate each share and sub-portion with the name of the beneficiary for whom it was set aside.

     Section 2 Each Separate Trust established hereunder shall be held, administered and distributed as hereinafter set forth:

          (a) During the lifetime of the beneficiary in whose name the Separate Trust is established, the Trustee shall distribute to or for the benefit of the beneficiary in whose name the Trust is established and his or her then living issue, so much of the income and/or principal of the Separate Trust as the Trustee, in its sole and absolute discretion may determine for such beneficiaries' health, support, maintenance and education. In no event however shall any distribution from this Trust in any way be deemed to discharge a support obligation which may be required of a Trustee to any beneficiary hereunder. Any undistributed income shall be periodically added to principal. Distributions from this Separate Trust shall be made first from current income, then from income previously earned but undistributed, and then from principal.

          (b) In any calendar year, the beneficiary in whose name the Separate Trust is established may, by written request to the Trustee, withdraw from the principal of the Trust amounts up to Five Thousand ($5,000.00) Dollars in the aggregate. In addition, by making a written request to the Trustee during any particular calendar year, the beneficiary may withdraw the amount by which five (5%) percent of the fair market value of the Trust principal as of the last day of such year exceeds the amount withdrawn during the entire year, and the Trustee shall make such distribution within a reasonable time after the close of the year. The right of withdrawal given to the beneficiary in this subsection shall be non-cumulative and may not be exercised by any other person for said beneficiary.

          (c) Upon the death of the beneficiary in whose name the Separate Trust is established, the Trustee shall pay over the Separate Trust corpus, as said deceased beneficiary may so direct in writing. Such a writing may include, but not be limited to, the said beneficiary's Last Will and Testament. The power of appointment granted hereunder shall be a Special, rather than a General, power of appointment, as the deceased beneficiary shall not appoint the property to himself or herself, his or her estate, his or her creditors or the creditors of his or her estate.

          (d) In default of the exercise of such Special power of appointment by a deceased beneficiary, or insofar as such appointment shall be void or shall not take effect, then, the Separate Trust established for such deceased beneficiary shall terminate and the then remaining Separate Trust corpus, including any accrued but undistributed income shall be further divided into sub-portions, by allocation, per stirpes, among the then surviving issue of said deceased beneficiary (whom said issue represent) said deceased beneficiary to be the stock. Each sub-portion shall constitute a Separate Trust to be held, administered and distributed as hereinafter set forth in Section 3 of this Article. To facilitate identification, Trustee shall designate each sub-portion with the name of the beneficiary for whom it was set aside.

     Section 3 Each Separate Trust established hereunder shall be held, administered and distributed as follows:

          (a) Until the beneficiary in whose name the Separate Trust is established attains the age of forty (40) years, the Trustee shall distribute to or for the benefit of the beneficiary in whose name the Trust is established and his or her then living issue, so much of the income and/or principal of the Separate Trust as the Trustee, in its sole and absolute discretion may determine for such beneficiaries' health, support, maintenance and education. In no event however shall any distribution from this Trust in any way be deemed to discharge a support obligation which may be required of a Trustee to any beneficiary hereunder. Any undistributed income shall be made first from current income, then from income previously earned but undistributed, and then from principal.

          (b) In any calendar year, the beneficiary in whose name the Separate Trust is established may, by written request to the Trustee, withdraw from the principal of the Trust amounts up to Five Thousand ($5,000.00) Dollars in the aggregate. In addition, by making a written request to the Trustee during any particular calendar year, the beneficiary may withdraw the amount by which five (5%) percent of the fair market value of the Trust principal as of the last day of such year exceeds the amount withdrawn during the entire year, and the Trustee shall make such distribution within a reasonable time after the close of the year. The right of withdrawal given to the beneficiary in this subsection shall be non-cumulative and may not be exercised by any other person for said beneficiary.

          (c) As and when the beneficiary in whose name the Separate Trust is established attains the age of forty (40) years, the Trustee shall distribute to such beneficiary the entire remaining Separate Trust corpus.

          (d) In the event the beneficiary in whose name the Separate Trust is established dies before receiving complete distribute hereunder, the Trustee shall pay over the Separate Trust corpus, as said beneficiary may so direct in writing. Such a writing may include, but not be limited to, the said beneficiary's Last Will and Testament. The power of appointment granted hereunder shall be a General, rather than a Special, power of appointment.

          (f) In default of the exercise of such General power of appointment by the beneficiary, or insofar as such appointment shall be void or shall not take effect, then upon the death of a beneficiary of a Separate Trust, the then remaining Separate Trust corpus shall be further divided into sub-portions, by allocation, per stirpes, among the then surviving issue of said deceased beneficiary (whom said issue represent) said deceased beneficiary to be the stock. Each sub-portion shall constitute a Separate Trust to be held, administered and distributed as herein set forth in this Section 3; otherwise the remaining Trust corpus shall be paid over to the beneficiary's parents' then living issue, per stirpes; provided, that if any such distributee is the original beneficiary of a Separate Trust hereinabove created and said Trust has not been completely distributed, the amount to be distributed shall be added to said Separate Trust. To facilitate identification, Trustee shall designate each sub-portion with the name of the beneficiary for whom it was set aside.

     Section 4. If all of the beneficiaries of any Trust administered under This Agreement die and none of the persons entitled to receive distribution of the Trust estate are then living, the Trust shall immediately terminate and the remaining Trust estate shall be divided into two (2) separate equal shares. One share shall be distributed to the persons who would be entitled to receive JEFFREY QUEEN'S property and the other share shall be distributed to the persons who would be entitled to receive ANDREW QUEEN'S property, such persons taking in the proportions provided by the laws of the State of last residence of each deceased Settlor as if JEFFREY QUEEN and ANDREW QUEEN had both died at that time intestate, each surviving the other.

                                   ARTICLE VII

               PROCEDURES FOR RESIGNATION OF TRUSTEES, REMOVAL OF
                 TRUSTEES AND APPOINTMENT OF SUCCESSOR TRUSTEES

     Section 1 Any Trustee shall have the right at any time to resign by mailing written notice to the beneficiaries designated in Article IV, or to their guardian(s). A resignation shall take effect sixty (60) days after the date of such notice. The resigning Trustee shall deliver to each beneficiary or guardian a statement of all receipts and disbursements of the Trust made by it and an inventory of Trust assets then held by it.

     Section 2 At any time when a Trustee ceases to act, the beneficiaries designated in Article IV, upon the vote of a majority of said beneficiaries or their guardian(s), shall appoint a successor Trustee pursuant to the provisions of Section 3 of this Article VII, as if said Trustee had been removed.

     Section 3 The beneficiaries designated in Article IV or their guardian(s), upon the vote of a majority, shall have the right ONLY UPON A SHOWING OF JUSTIFIABLE CAUSE to remove any Trustee and select a Successor Trustee which shall be a knowledgeable individual commonly engaged in trust management or administration, who is an Independent Trustee as defined by the Internal Revenue Code, or a banking association or a corporate Trustee, under the following terms and conditions:

          (a) Any successor banking association or corporate Trustee shall be an institution or be the wholly owned subsidiary or affiliate of an institution having assets of not less than Fifty Million ($50,000,000.00) Dollars and capital of not less than Ten Million ($10,000,000.00) Dollars.

          (b) The removal of the Trustee shall be made effective twenty (20) days after a letter has been sent to the Trustee removing the Trustee and informing the Trustee of the identity of the selected Successor Trustee.

          (c) The Trustee, upon the effective date of its removal, shall deliver to the Successor Trustee and to each such beneficiary of the Trust a statement of all receipts and disbursements of the Trust together with an inventory of the assets belonging to the Trust.

          (d) The Successor Trustee shall deliver its receipt for the assets of the Trust to the removed Trustee. Upon that event, the removed Trustee shall be discharged of all its duties and obligations.

     Section 4 If, for any reason, a Successor Trustee is needed but is not appointed by the effective date of a Trustee's resignation, the resigning Trustee may select and appoint its successor or, at the expense of the Trust, may seek the appointment of a successor by a court of competent jurisdiction.

     Section 5 Whenever a Trustee ceases to act, the Successor Trustee shall have all of the titles, powers, rights, discretions, obligations and immunities of its predecessor Trustee.

     Section 6 Whenever the provisions of this Article VII authorize the appointment or selection of a Successor Trustee upon the resignation or removal of any then serving Trustee, if a Successor Trustee is provided for pursuant to
Article I hereof, then the terms of Article I shall govern notwithstanding any term or provision contained in this Article VII.

                                  ARTICLE VIII

                       TRUSTEE'S POWERS, RIGHTS AND DUTIES

     Section 1 It is Settlor's intention that the Trustee's powers to conserve, protect, manage and invest property of This Trust shall be the same as Settlor possesses in the management of Settlor's own affairs, notwithstanding the provisions of any judicial decision or statute now in existence or later issued or enacted pertaining to powers which may be properly exercised by fiduciaries. In the event there shall be more than two (2) Trustees acting at any time, then any and all acts of the Trustee shall be effective only upon a majority vote of the Trustees then acting.

     Section 2 Without  limiting the broad scope of the powers  intended by this
Article VIII, Settlor grants the Trustee the following specific powers, which in its discretion, the Trustee may exercise or not:

          (a) FAMILY BANK PROVISIONS: To loan any portion of the corpus hereunder, to any beneficiary hereunder, or to any other person or entity, as the Trustee, in its discretion, shall deem wise and prudent; provided the provisions of such loan call for adequate security and require the payment of interest at a sufficient rate.

          (b) IN CONNECTION WITH REAL PROPERTY:

               (1) To buy or sell real property upon such terms and conditions as the Trustee may deem advisable.

               (2) Notwithstanding any other provision of This Agreement or any statute or judicial decision to the contrary, Trustee shall pay, first from income and then from principal, all costs necessary to maintain any real property held as a part of any Trust hereunder. Such costs shall include, but not be limited to, maintenance and upkeep of every kind and nature, any and all taxes which may be imposed, and insurance in an amount sufficient to fully and adequately rebuild any real property held within the Trust which may be damaged due to fire or other like disaster.

               (3) To make ordinary or extraordinary repairs or alterations to buildings or other structures, demolish any improvements, or erect new buildings or party walls.

               (4) To subdivide and develop land, or dedicate land to public use; to make or obtain or vacate plats and adjust boundaries; to adjust differences in valuation on exchange or partition by giving or receiving consideration; to dedicate easements to public use without consideration.

               (5) To enter, for any purpose, into a lease as lessor or lessee with or without option to purchase or renew for a term within or beyond the term of This Trust.

               (6) With respect to oil, gas, and mineral interests, to drill, test, explore, mine, develop, and otherwise exploit the interests; to pay from principal or income all delay rentals, lease bonuses, royalties, overriding royalties, taxes, assessments, and other charges; to surrender or abandon an interest; to enter into farm out pooling, unitization, or dry hole contribution agreements; and to produce, process, sell or exchange the production from the interest in such manner and to such extent as the Trustee, in its discretion, deems advisable.

               (7) To execute and deliver a deed of conveyance for cash payment of all sums remaining due on the land involved or for a purchaser's note for the sum remaining due secured by a mortgage or deed of Trust on the land.

               (8) To deliver a deed in escrow with directions that the proceeds, when paid in accordance with the Escrow Agreement, be paid to the Trustee.

          (c) To collect, hold and retain assets received from Settlor until, in the judgment of the Trustee, disposition of the assets should be made, which assets may be retained even though they include an asset in which the Trustee is personally interested; and to receive additions to the assets of This Trust which are acceptable to the Trustee.

          (d) To sell any Trust Asset, including business stock, upon such terms and conditions as the Trustee may deem advisable; to acquire an undivided interest in a Trust asset in which the Trustee, in any individual as well as any Trust capacity, holds an undivided interest; to invest and reinvest Trust assets; to deposit Trust funds in a bank or Trust company, including a bank or Trust company operated by the Trustee and including any common Trust fund of any such depository bank or Trust company; to vote a security, in person or by general or limited proxy, including the power to retain in Trust and vote a security issued by a bank or financial institution; to pay calls, assessments, and any other sums chargeable to or accruing against or on account of securities; to sell or exercise stock subscription or conversion rights; or to consent, directly or through a committee or other agent, to the reorganization, consolidation, merger, dissolution, or liquidation of a corporation or other business enterprise.

          (e) To hold real property or a security in the name of a nominee or in other form without disclosure of This Trust, so that the title to the real property or security may pass by delivery, the Trustee being liable for any act of the nominee in connection with the land or security so held.

          (f) To insure the assets of This Trust against damage or loss and the Trustee against liability with respect to third persons.

          (g) To borrow money to be repaid from the Trust assets or otherwise; and to advance money for the protection of This Trust and for expenses, losses, or liabilities sustained in the administration of This Trust or because of the holding or ownership of any Trust assets, for which advances and any interest thereon the Trustee shall have a lien on the Trust assets as against the beneficiary.

          (h) To pay or contest a claim; to settle a claim by or against This Trust or the Trust assets by compromise, arbitration, or otherwise; and to release, in whole or in part, a claim belonging to This Trust to the extent that the claim is uncollectible in the opinion of the Trustee.

          (i) To buy, sell, trade and deal in, stocks, bonds and securities of every nature, including puts, calls, straddles and other options, covered and uncovered, and commodities and contracts for the future delivery of commodities on margin or otherwise; and to pledge any and all Trust assets for the future delivery of such items.

          (j) To employ and pay persons (including attorneys, auditors, investment advisors, even if they are associated with the Trustee) to advise or assist the Trustee in the performance of its administrative duties; to act without independent investigation upon their recommendations; and, instead of acting personally, to employ an agent to perform any act of administration, whether or not discretionary.

          (k) To prosecute or defend actions, claims, or proceedings for the protection of Trust assets and of the Trustee in the performance of the Trustee's duties.

          (l) In performing enforceable contracts made by the Settlor of This Trust, among other possible choices of action, to effect a fair and reasonable compromise with a debtor or obligor, or to extend, renew, or in any manner modify the terms of an obligation owing to This Trust. If the Trustee, in such capacity, holds a mortgage, pledge, or other lien upon property of another person, in lieu of foreclosure, to accept the conveyance or transfer of encumbered assets from the owner thereof in satisfaction of the indebtedness so secured.

          (m) To abandon property when, in the opinion of the Trustee, it is valueless or is so encumbered or is in such condition that it is not of benefit to This Trust.

          (n) To pay taxes, assessments, compensation of the Trustee, and other expenses incurred in the collection, care, administration, or protection of This Trust.

          (o) To make distributions, divisions and allocations of property in cash or in kind, or partly in each, and to resolve doubtful questions as to the value of property for such purposes; provided that whenever the provisions of This Agreement direct the division of the Trust estate into Separate Trusts, it shall not be necessary for the Trustee actually or physically to divide the Trust estate into as many parts as there may be Separate Trusts, but an undivided part of the entire Trust estate (or any lesser portion thereof) may be deemed, and shall be duly evidenced by appropriate book entries, to have been allocated to each such Separate Trust.

          (p) To determine the identity of all persons having a vested or non-vested beneficial interest in This Trust, with or without legal proceedings.

          (q) To make determinations as to the allocation of receipts and the apportionment of expenditures between income and principal, with the Trustee not being required to follow any provision of law regarding such determinations.

          (r) To pay any sum distributable to a beneficiary under legal disability, without liability to the Trustee, by paying the sum to the beneficiary, or by expending the sum for the use of the beneficiary or by paying the sum to a guardian or if none, to a relative, for the use of the beneficiary.

          (s) To purchase any property belonging to the estates of either Settlor or property belonging to any revocable Trust established by either Settlor; to borrow from or lend to the Personal Representatives of either Settlor such amounts as the Trustee may deem necessary to protect and conserve the assets of either Settlor's estate and the assets of This Trust upon such terms and conditions, whether secured or unsecured, as the Trustee may deem proper.

          (t) To purchase policies of life insurance insuring the life of either Settlor, or any beneficiary hereunder, either individually or collectively. In this connection, the following provisions shall apply: the Trustee shall not be obligated to pay any charges with respect to any life insurance policies held as assets of This Trust. Upon notice at any time during the continuance of This Trust that the premiums due upon such policies are in default, or that premiums to become due will not be paid by either Settlor or by any other person, the Trustee may apply any cash values attributable to such policy to the purchase of paid-up insurance or of extended insurance, or the Trustee shall borrow upon such policies to effect the payment of premiums due thereon. If the Settlor or any other insured becomes totally and permanently disabled within the meaning of such insurance policies containing a waiver of premium clause, the Trustee, upon the receipt of such knowledge, shall promptly notify the insurance company which has issued such policies and shall take any and all steps necessary to make such waiver of premium provisions effective. The Trustee shall be under no duty or obligation to invest and/or keep invested any cash of nominal amount that was initially deposited. Notwithstanding the foregoing, however, prior to making payment for any insurance premiums from the income of This Trust, the Trustee shall obtain the written consent of all beneficiaries.

          (u) At either Settlor's death, to purchase any property forming a part of the probate estate of such Settlor.

     Section 3 Notwithstanding anything to the contrary in This Agreement, the acting Trust, at any time, shall have the right to appoint or discharge any individual or firm as Investment Advisor under the following terms and conditions:

          (a)  The  Trustee,  in its  discretion,  may  accept  or  decline  the
Investment Advisor's directions for the purchase, sale, investment, and reinvestment of Trust assets. Any directions given to the Trustee by the Investment Advisor may be in writing, at the Trustee's discretion.

          (b) The Trustee shall not be liable or responsible to any person interested in This Agreement for any losses to the Trust estate by reason of purchases, sales, investments or reinvestments of any assets of the Trust estate by the Trustee pursuant to directions given by such Investment Advisor.

          (c) At any time, the Trustee may discharge an Investment Advisor.

          (d) If an Investment Advisor is discharged and a substitute Investment Advisor is not appointed by the Trustee within ten (10) days after written notice of the discharge of the Investment Advisor, the Trustee thereupon again shall assume all the duties and responsibilities with respect to the purchase, sale, investment, and reinvestment of the Trust assets previously granted to the Trustee under the provisions of Sections 1 and 2 of this Article VIII.

     Section 4 In no event shall any distribution from any Trust hereunder be deemed to discharge a support obligation, which obligation may be owed by any Trustee to any beneficiary.

     Section 5 No powers enumerated herein or accorded to the Trustee generally pursuant to law shall be construed to enable either Settlor or the Trustee to purchase, exchange, or otherwise deal with or dispose of the principal or income of This Trust for less than full consideration in money or money's worth, or to enable either Settlor or the Trustee to borrow the income or principal of This Trust, directly or indirectly, without adequate interest or security. No person, other than the Trustee, shall have or exercise the power to vote or direct the voting of any stock or other securities of This Trust, to control the investment of This Trust, either by directing investments or reinvestments or by vetoing proposed investments or reinvestments, or to reacquire or exchange any property of This Trust by substituting other property of an equivalent value.

                                   ARTICLE IX

              RIGHTS AND DUTIES OF TRUSTEES BETWEEN THEMSELVES AND
                    OBLIGATIONS OF TRUSTEES TO BENEFICIARIES

     Section 1 Any Trustee who may be entitled to a discretionary distribution under any provisions of this instrument, which discretionary distributions are not otherwise limited by an ascertainable standard, shall not participate in any determinations relating to such distributions.

     Section 2 A Trustee foreclosed from exercising discretion by a majority vote of the remaining Trustees shall not be liable to any person for any damage resulting from actions nonetheless taken by the remaining Trustee(s).

     Section 3 No Trustee shall be permitted to make distribution from the income and/or principal of any Trust under this Agreement which distribution will be deemed to discharge any obligation for support or otherwise, which obligation the Trustee may be required to provide to any beneficiary.

                                    ARTICLE X

                               INSURANCE BENEFITS

     Section 1 At Settlor's death(s), the Trustee shall make a diligent effort to collect all death benefits payable to the Trustee, and the Trustee may take any action necessary to enforce payment of such death benefits. However, the Trustee need not take any such action until it has been indemnified to its satisfaction against all expenses and liabilities to which it determines it may be subjected.

     Section 2 The Trustee is authorized to settle claims arising out of any instrument governing the payment of death benefits, and its decisions shall be binding upon all persons having a beneficial interest in the Trust estate, whether or not such interest is a vested one.

                                   ARTICLE XI

                               GENERAL PROVISIONS

     Section 1 Notwithstanding any other provisions in This Agreement, This Trust shall terminate not later than twenty-one (21) years after the death of the last survivor of the beneficiaries named in Article IV who are living at the date of the execution of this Agreement. At that time, the property held in Trust shall be discharged of any Trust and shall immediately vest in and be distributed to the beneficiaries of each said Trust, in which case the remaindermen shall not be considered to have an interest therein. If at any time distribution is required according to the provisions set forth previously in this Section, and there shall be more than one (1) beneficiary then living to whom the Trustee may make distributions, then, distribution of the Trust corpus including any accrued but undistributed income thereon, shall be distributed per stirpes to said beneficiaries.

     Section 2 The Trustee shall render a statement of assets in any of the Trusts hereunder and of receipts and disbursements during the period covered at least annually to each of the adult and otherwise legally competent beneficiaries (or to the guardian of any beneficiary) then receiving or entitled to receive income from any of the Trusts hereunder. The Trustee may also, at any time, at its sole option, secure approval of an account of its acts by a court of competent jurisdiction. The books of account of the Trustee at all reasonable times shall be open to inspection by the beneficiaries and such other person(s) as they may designate for that purpose.

     Section 3 The principal and income of the Trusts established hereunder shall not be liable for the debts of any beneficiary hereunder, nor shall the same be subject to seizure by any creditor of any beneficiary under any writ or proceeding at law or in equity, No beneficiary shall have any power to sell, assign, transfer, encumber or in any other manner anticipate disposal of an interest in the principal or in the income produced thereby.

     Section 4 The Trustee may make payments of money to a minor by making payments to (a) a guardian of the minor, (b) a custodian of property held for the minor's benefit under the Uniform Gifts or Transfers to Minors Act of any state, (c) any suitable person with whom the minor resides, or (d) the minor directly if, in the Trustee's judgment, the minor is of sufficient age and maturity to spend the money properly.

     Section 5 If any provision of This Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of This Agreement shall continue in full force and effect and shall in no way be impaired or invalidated.

     Section 6 Notwithstanding any foregoing provision to the contrary, at the time of death of the surviving Settlor, should the Trustee hereunder determine that the provisions of any Separate Trust(s) to be administered under This Trust are identical to the provisions of the Separate Trust(s) to be administered according to the provisions of any other Trust(s) established by Settlor during Settlor's lifetime, then, the Trustee may, if the Trustee should so elect, combine the corpus of each Separate Trust into one (1) Separate Trust for each beneficiary in order to provide ease of administration.

                                   ARTICLE XII

                                   DEFINITIONS

     Section 1 When the term "Trust" or "Trust estate" is used without other words of description, it shall mean any or all of the Trusts being administered under this instrument at the time the term is applied.

     Section 2 The terms "child" or "children" of Settlor shall mean any child or children born to or legally adopted by either Settlor before or after the date of This Agreement. The terms "child" or "children" with respect to any other person shall mean all natural born children as well as all legally adopted children, whether born to or legally adopted by such other person before or after the date of this instrument.

     Section 3 The term "issue" shall mean and include only children, whether natural born or legally adopted, of the particular benefactor, as the case may be. The term "descendant" or "descendants" shall include all lineal descendants by blood or legal adoption of the named ancestor.

     Section 4 When the terms "income beneficiary" or "income beneficiaries" are used without other words of description, they shall mean all persons who may be entitled to receive a distribution of income from any Trust under This Agreement at the time the term is applied.

     Section 5 The term "education" shall mean any kind of formal education or training, including undergraduate, postgraduate or professional schooling. The term "education" shall also include technical or trade training, as well as tutoring, classroom supplemental courses and extra-curricular activities including, but not limited to music, art and sports lessons, providing the beneficiary strives therefor in good faith. In order to be eligible for distributions from this Trust, a beneficiary hereunder shall (i) initiate college within fifteen (15) months after high school graduation or attainment of an equivalent degree, (ii) pursue a full time course of study and carry an educational load normally required to attain a college or equivalent degree within a four (4) year period, and (iii) maintain a grade point average of not less then 2.5 on a 4.0 scale. The foregoing however, shall not be applicable in the event a beneficiary is pursuing an advanced post-graduate degree. The requirements hereunder may be reevaluated, at the Trustee's discretion, as to any beneficiary, when the Trustee determines extenuating circumstances such as illness, pregnancy, accident or military service to exist. As it is the Settlor's objective to provide for the education of the beneficiaries hereunder, the Trustee is hereby empowered, in the Trustee's sole discretion, to re-evaluate at any time whether a beneficiary should be entitled to additional consideration.

     Section 6 The term "person" or "persons" shall mean any natural or legal person, or any association of natural or legal persons.

     Section 7 The term "per stirpes" means that the children of a deceased descendant of any person shall share equally in the share their parent would have taken if living. Posthumous children are to be considered as living if they were conceived prior to the death of their parent who is a child of Settlor. Any individual who is claiming benefit hereunder shall demonstrate to the satisfaction of the Trustee, as the Trustee may so choose, that his or her claim is worthy. Any expenses incurred by a claimant, whose claim is proved to be valid, shall be reimbursed by the Trustee from the corpus of the Trust hereunder. No expenses shall be paid by the Trust for a claimant whose claim is proved to be unfounded.

     Section 8 The term "Corporate Trustee" shall mean any national banking association, corporation, or other institution, part or all of the business of which involves the regular administration of Trust accounts and counseling in connection with Trust business.

     Section 9 As the context of any provision may require, nouns and pronouns of any gender and number shall be construed in any other gender and number.

     Section 10 The term "future interest" shall have the same meaning and effect given said term in Section 2503(b) of the Code and the Regulations pertaining thereto.

     Section  11  The  term   "Trustee",   when  used  without  other  words  of
description, shall refer to any Trustee or to all Trustees acting at the time the term is applied.

     Section 12 The term "the Code" shall refer to the U.S. Internal Revenue Code of 1986, and as it may be amended from time to time.

     Section 13 The term "guardian" shall include natural guardians as well as guardians or conservators of the person or estate of any incompetent or minor appointed by a court of competent jurisdiction.

     Section 14 Whenever, hereunder, the Trustee is required or permitted to act "in its discretion", this shall mean the exercise of reasonable discretion in the Trustee's sole and absolute authority.

                                  ARTICLE XIII

                                  GOVERNING LAW

     During the lifetime of Settlor, the validity of This Agreement shall be determined under the laws of the State of residence of the Settlor. Upon the death of Settlor, the validity of This Agreement shall be determined under the laws of the State of residence of the Trustee then acting, and any questions of construction of This Agreement and administration of the Trusts under this Agreement shall be determined under said laws.

     The Settlor has signed This Agreement on the 2nd day of January, 1998.




/s/ Susan M. Scibetta                        /s/ Jeffrey Queen
-------------------------------              -----------------------------------
    Witness                                      JEFFREY QUEEN, Settlor


/s/ Kimberly R. Walleski
-------------------------------
Witness


/s/ Susan M. Scibetta                        /s/ Andrew Queen
-------------------------------              -----------------------------------
Witness                                          ANDREW QUEEN, Settlor


/s/ Kimberly R. Walleski
-------------------------------
Witness



STATE OF FLORIDA              )

COUNTY OF PALM BEACH          )

     On this 2nd day of January, 1998, before me, the subscriber, personally appeared JEFFREY QUEEN and ANDREW QUEEN, to me known, and known to me to be the persons described in and who executed the within instrument, and they duly acknowledged to me that they executed the same.



                                             /s/ Steven A. Sclarretta
                                             -----------------------------------
                                             Notary Public
                                             My commission expires:

    The foregoing instrument, consisting of twenty (20) pages, including this page and the Trustee Acceptance pages, was subscribed published and declared by JEFFREY QUEEN and ANDREW QUEEN to be their Irrevocable Trust, in the presence of us, who in their presence, at the request, and in the presence of each other, have subscribed our names as witnesses.



/s/ Susan M. Scibetta                        Address: 2300 Glades Rd.
-------------------------------                       Boca Raton, Florida
    Witness


/s/ Kimberly R. Walleski                     Address: 2300 Glades Rd.
-------------------------------                       Florida, Boca Raton
    Witness

                              ACCEPTANCE OF TRUSTEE

     I HEREBY ACCEPT appointment as Trustee of the JEFFREY QUEEN AND ANDREW QUEEN IRREVOCABLE WEALTH TRUST.




/s/ Susan M. Scibetta                        /s/ Lorence Queen
-------------------------------              -----------------------------------
Witness                                          LORENCE QUEEN, Trustee


/s/ Kimberly R. Walleski
-------------------------------
Witness


STATE OF FLORIDA               )

COUNTY OF PALM BEACH           )

     On this 2nd day of January, 1998, before me, the subscriber, personally appeared LORENCE QUEEN, to me known, and known to me to be the person described in and who executed the within instrument, and he duly acknowledged to me that he executed the same.



                                             /s/ Steven A. Sclarretta
                                             -----------------------------------
                                                  Notary Public
                                                  My commission expires:

                             ACCEPTANCE OF TRUSTEE

     I HEREBY ACCEPT appointment as Trustee of the JEFFREY QUEEN AND ANDREW QUEEN IRREVOCABLE WEALTH TRUST.




/s/ Susan M. Scibetta                        /s/ Linda Queen
-------------------------------              -----------------------------------
Witness                                          LINDA QUEEN, Trustee


/s/ Kimberly R. Walleski
-------------------------------
Witness


STATE OF FLORIDA               )

COUNTY OF PALM BEACH           )

     On this 2nd day of January, 1998, before me, the subscriber, personally appeared LINDA QUEEN, to me known, and known to me to be the person described in and who executed the within instrument, and she duly acknowledged to me that she executed the same.



                                             /s/ Steven A. Sclarretta
                                             -----------------------------------
                                                 Notary Public
                                                 My commission expires:

STATE OF FLORIDA               )
                               )   SS:
COUNTY OF PALM BEACH           )


     JEFFREY QUEEN and ANDREW QUEEN, the Settlor, and Susan Scibetta and Kimberly R. Walleski the witnesses respectively, whose names are signed to the attached or foregoing instrument, having been sworn, declared to the undersigned officer that the Settlor signed the instrument as their Irrevocable Trust; that they signed in the presence of the witnesses, and that each of the witnesses, in the presence of the Settlor and in the presence of each other, signed the Irrevocable Trust as a witness.



                                             /s/ Jeffrey Queen
                                             -----------------------------------
                                                 JEFFREY QUEEN


                                             /s/ Andrew Queen
                                             -----------------------------------
                                                 ANDREW QUEEN, Settlor


                                             /s/ Susan M. Scibetta
                                             -----------------------------------
                                                 Witness


                                             /s/ Kimberly R. Walleski
                                             -----------------------------------
                                                 Witness


     Subscribed and sworn to before me by JEFFREY QUEEN and ANDREW QUEEN, the Settlor, and by Kimberly Walleski and Susan Scibetta and the witnesses, on this 2nd day of January, 1998.

                                             /s/ Steven A. Sclarretta
                                             -----------------------------------
                                                 Notary Public
                                                 My Commission expires: